UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39122

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

89bio, Inc.

Full Name of Registrant

Former Name if Applicable

142 Sansome Street, Second Floor

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94104

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

89bio, Inc. (the “Company”) is unable to timely file with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) without unreasonable effort or expense. This is the first year the Company is an accelerated filer and it is the first year that the Company’s auditor has been required to attest to, and report on, management’s assessment of the Company’s internal control over financial reporting. As a result, the Company (i) is subject to a shortened filing deadline of 60 rather than 90 days to file the Form 10-K following the end of the Company’s annual reporting period and (ii) is, for the first time, subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”). In connection with this shorter filing timeline and the enhanced compliance obligations with respect to Section 404 of the SOX Act, the Company requires additional time to complete the assessment of the Company’s internal controls over financial reporting as of December 31, 2023.

The Company expects to file its Form 10-K, along with its audited financial statements for the year ended December 31, 2023, no later than within the 15-day extension period provided by Rule 12b-25. The Company expects that the financial statements in the Form 10-K will be substantially consistent with the financial information reported in the earnings release the Company furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 29, 2024.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan Martins	(415)	432-9270
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 29, 2024, the Company furnished a Current Report on Form 8-K to the SEC that included a press release announcing the Company’s unaudited financial results for the fourth quarter and year ended December 31, 2023, including the following:

•

Research and development (“R&D”) expenses were $122.2 million for the year ended December 31, 2023 compared to $80.8 million for the year ended December 31, 2022. The increase in R&D expenses for the year was primarily driven by increases in contract manufacturing costs and personnel-related expenses.

•

General and administrative (“G&A”) expenses were $29.0 million for the year ended December 31, 2023 compared to $21.5 million for the year ended December 31, 2022. The increase in G&A expenses for the year ended December 31, 2023, was primarily due to an increase in personnel-related expenses, employee headcount, including stock-based compensation expense, and increased consultant and professional service fees, partially offset by a decrease in insurance-related costs.

•

The Company reported a net loss of $142.2 million for the year ended December 31, 2023 compared to a net loss of $102.0 million for the year ended December 31, 2022. The increase in net loss is primarily attributable to increased R&D expenses to advance the Company’s programs, increased G&A expenses associated with additions in headcount, and expenses in support of the company’s expanded operations, offset by an increase in interest income.

•	As of December 31, 2023, the Company had cash, cash equivalents and marketable securities totaling $578.9 million, as compared to $188.2 million as of December 31, 2022.

The foregoing financial information is unaudited and may be subject to change, and actual results may vary from the foregoing.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Annual Report within the time period prescribed by Rule 12b-25, the Company’s expectations regarding its financial results for the fiscal year ended December 31, 2023, including the expectation that there will be no material changes to the information reported on the Company’s Form 8-K furnished with the SEC on February 29, 2024. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the completion of the procedures related to the Company’s internal control over financial reporting, the discovery of additional information relevant to the audit and the risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC on November 9, 2023, and in its subsequent filings with the SEC. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, except as required by applicable law.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

89bio, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	89BIO, INC.

	By:	/s/ Rohan Palekar
	Name:	Rohan Palekar
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).